

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 22, 2006

Mr. A. Cameron Richardson
P.O. Box 3711 Station Terminal
349 West Georgia Street
Vancouver, British Columbia
Canada, V6B 3Z1

 Re: Aurora Metals (BVI) Limited
 Form 20-F for the Fiscal Year Ended December 31, 2005
 Filed July 17, 2006
 File No. 0-30816

Dear Mr. Richardson:

　　We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2005

Controls and Procedures, page 29

1.   Please amend your filing to comply with the disclosure requirements set forth in Item 15(b)(4)(d) of Form 20-F.

Financial Statements

Auditors' Report, page F-2

2.   We note that your financial statements as of December 31, 2004 and for the years
        ended December 31, 2004 and 2003 were audited by another accounting firm.
        Once you have obtained permission from the predecessor accountant, and a
        reissuance of the audit opinion, you should amend your filing to include the report
        of the predecessor accountant within the document.

Engineering Comments

General

3.   If your web site contains disclosure about adjacent or other properties on which
        the company has no right to explore or mine, it would be helpful for you to
        include the following cautionary language along with such information:

        "This web site contains information about adjacent properties on which
        we have no right to explore or mine. We advise U.S. investors that the
        SEC's mining guidelines strictly prohibit information of this type in
        documents filed with the SEC. U.S. investors are cautioned that mineral
        deposits on adjacent properties are not indicative of mineral deposits on
        our properties."

4.   We note that you refer to or use the terms such as potential mineralization, drill
        indicated resources, proven, probable, measured, indicated, or inferred on your
        website. As you may know, for U.S. reporting purposes, measures of mineral
        reserves must be consistent with the definitions set forth in Industry Guide 7.
        These generally differ from measurement systems that guide the estimation of
        resources. If you continue to make references on your web site to reserve
        measures other than those recognized by the SEC, please accompany such
        disclosure with the following cautionary language:

        "Cautionary Note to U.S. Investors - The United States Securities and
        Exchange Commission limits disclosure for U.S. reporting purposes to
        mineral deposits that a company can economically and legally extract or
        produce. We use certain terms on this web site, such as "reserves,"
        "resources," "geologic resources," "proven," "probable," "measured,"
        "indicated," or "inferred," which may not be consistent with the reserve
        definitions established by the SEC. U.S. investors are urged to consider
        closely the disclosure in our Form 20-F, File No. 000-30816.
        You can review and obtain copies of these filings from the SEC's website
        at http://www.sec.gov/edgar.shtml."

5.   Please insert a small-scale map showing the location and access to each property,
        as required by Instruction 1(a) to Item 4.D of Form 20-F. Note that SEC's
        EDGAR program now accepts Adobe PDF files and digital maps, so please
        include these maps in any amendments that are uploaded to EDGAR. It is
        relatively easy to include automatic links at the appropriate locations within the
        document to GIF or JPEG files, which will allow figures and diagrams to appear
        in the right location when the document is viewed on the Internet. For more
        information, please consult the EDGAR manual, and if additional assistance is
        required, please call Filer Support at 202-942-8900. We believe the guidance
        would generally require maps and drawings with the following features:

        •   A legend or explanation showing, by means of pattern or symbol, every
            pattern or symbol used on the map or drawing.

        •   A graphical bar scale should be included. Additional representations of
            scale such as "one inch equals one mile" may be utilized provided the
            original scale of the map has not been altered.

        •   A north arrow.

        •   An index map showing where the property is situated in relationship to the
            state or province, etc., in which it was located.

        •   A title of the map or drawing, and the date on which it was drawn.

        •   In the event interpretive data is submitted in conjunction with any map,
            the identity of the geologist or engineer that prepared such data.

        Any drawing should be simple enough or of sufficiently large scale to clearly
        show all features on the drawing.

6.   In the description of each exploration property, please provide a clear statement
        that the property is without known reserves and the proposed program is
        exploratory in nature to comply with the guidance in paragraph (b)(4)(i) of
        Industry Guide 7, applicable under the instructions to Item 4 of Form 20-F.

7.   On a related point, it appears you should also expand your disclosure concerning
        the exploration plans for the properties to address the following points.

- Disclose a brief geological justification for each of the exploration projects written in non-technical language.

- Give a breakdown the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

- If there is a phased program planned, briefly outline all phases.

- Alternatively, disclose there are no current detailed plans to conduct exploration on the property, if true.

- Disclose how the exploration program will be funded.

- Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

8. We recommend that a brief description of the QA/QC protocols be provided to inform readers regarding sample preparation, controls, custody, assay precision and accuracy. This would apply to exploration and operational analytical procedures.

Mountain View and Basal Zone Lease Agreements – Platinum Group Metals, page 12 and 13

9. On page 12, you disclose reserve and mineralized material estimates for the Mountain View and the Basal Zone leases that are not in conformance with Industry Guide 7. Please remove these tonnage and grade estimates from the filing. This would also include the estimates found on page 13.

10. You disclose "the highest grade intercept being recorded as 0.55 oz/short ton (Pt + Pd)" on page12, followed by "maximum for platinum was 142 parts per billion and 112 parts per billion for palladium" on the following page. As a general checklist, when reporting the results of sampling and chemical analyses:

- Disclose only weighed-average sample analyses associated with a measured length or a substantial volume.

- Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.

- Eliminate all disclosure of the highest values or grades of sample sets.

- Eliminate grades disclosed as "up to" or "as high as" or "ranging from."

- Eliminate statements containing grade and/or sample-width ranges.

- Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

- Generally, use tables to improve readability of sample and drilling data.

- Soil samples may be disclosed as a weighted average value over an area.

- Refrain from reporting single soil sample values.

- Convert all ppb quantities to ppm quantities for disclosure.

Please revise all disclosures about properties that appear in your filing as necessary to comply with this guidance.

Mountain View Lease Agreement – Mouat Mine – Chromite, page 13

11.   Please elaborate on the chromium contamination found in the surface and ground water due to historical mining activities. The extent and significance of the contamination, as well as your plans to remediate the site, should be clear.

Property, Plant and Equipment, page 14

12.   Please disclose the information required by Industry Guide 7(b). In particular, for each property, include the following information:

- The location, means of access to the property, and transportation from the property.

- Any conditions that must be met in order to obtain or retain title to the property.

- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

- A description of any work completed on the property and its present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- A description of equipment and other infrastructure facilities.

- The current state of exploration of the property.

- The total costs incurred to date and all planned future costs.

- The source of power and water that can be utilized at the property.

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7(b) paragraphs (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address:
http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

Liquidity and Capital Resources, page 15

13.   Early in this section, please add disclosure clarifying that you are an exploration stage company, that there is no assurance a commercially viable mineral deposit exists on any of your properties, and that further exploration will be required before a final evaluation as to the economic and legal feasibility is determined.

14.   Discuss the phased nature of the exploration process, and the place in the process your current exploration activities occupy. Disclose that you will make a decision whether to proceed with each successive phase of the exploration program upon completion of the previous phase and upon analysis of the results of that program, if true, with some indication of the timeline anticipated.

Directors and Senior Officers, page 17

15.   We believe that you should disclose the following information about directors, senior members of management, and technical persons upon whose work the company is dependent, to comply with Item 6.A of Form 20-F:

- Briefly, describe the person's technical; qualifications and business experience during the past five years.

- The approximate percent of their time that the officers worked on affairs of your company this last year.

- Other significant responsibilities that they currently have with other companies.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracie Towner at (202) 551-3744 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief